April 17, 2013

VIA FEDERAL EXPRESS AND EDGAR

Pamela Long

Assistant Director

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Re:	Abtech Holdings, Inc.

Registration Statement on Form S-1 (the “Registration Statement”)

Originally filed April 13, 2012 (File No. 333-180721)

Dear Ms. Long:

Abtech Holdings, Inc. (the “Company”) is responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as communicated to us by letter dated February 15, 2013, with respect to Amendment No. 3 to the above-referenced Registration Statement on Form S-1 filed with the Commission on February 4, 2013.

In response to the Staff’s comments, the Company has caused to be filed an amendment to the Registration Statement as Amendment No. 4 on Form S-1 (“Amendment No. 4”). Additionally, the Company has enclosed four (4) copies of Amendment No. 4 herewith, in each case marked against Amendment No. 3, to reflect the changes made. The purpose of this correspondence is to illustrate these changes to the Staff and to provide explanation of the changes made, where necessary.

To facilitate the Staff’s review, this letter includes each of the Staff’s comments in bold italics followed by a response to the Staff’s comments. Capitalized terms used herein without definition have the meanings specified in Amendment No. 4. All references to “we,” “our,” or similar terms refer to the Company. All references to page numbers in response to the Staff’s comments are to page numbers in Amendment No. 4.

General

1.          Please provide updated financial statements and related disclosures as required by Rule 8- 08 of Regulation S-X.

Response: We have updated the financial statements and related disclosures as required by Rule 8-08 of Regulation S-X by deleting the consolidated financial statements for the year ended December 31, 2011 and the interim financial statements for the nine months ended September 30, 2012 and adding the consolidated financial statements for the fiscal year ended December 31, 2012.

Recent Developments, page 4

2.          We note your response to comment two of our letter dated December 6, 2012. Supplementally, please describe the substantive pre-existing relationships referenced in your response.

4110 N. Scottsdale Rd., Suite 235 Scottsdale AZ 85251
Phone 480.874.4000 Toll Free 1.800.545.8999 Fax 480.970.1665 Web www.abtechindustries.com

Response: In conducting the private offering completed on September 12, 2012 (the “Private Placement”), the Company engaged Axiom Capital Management, Inc. (“Axiom”) as its investment banker and placement agent. The investors who became interested in the Private Placement (each of whom were “Accredited Investors” as such term is defined in Rule 501(a) of Regulation D) either (i) invested in previous private placement offerings of the Company and/or had a substantive, pre-existing relationship with the Company, or (ii) had some other substantive, pre-existing relationship with the Company or with Axiom and were directly contacted by the Company or Axiom outside of the public offering effort. For the avoidance of doubt, neither the Company nor Axiom solicited investors through an advertisement, article, notice or other communication published in any newsletter, magazine, or similar media or broadcast over television or radio, including any solicitation by the Registration Statement. Each individual investor’s substantive pre-existing relationship is described below.

Investor	Date Subscription Accepted	Nature of Substantive Pre-existing Relationship
Barry Nathanson	9/6/2012	Personal referral of ABHD Director
Steven Kohlhagen IRA	9/7/2012	Director of ABHD
Michelle Stein	9/7/2012	Personal relationship of Axiom
One GT Associates	9/7/2012	Personal relationship of Axiom
Carol S. Morton	9/7/2012	Axiom employee
Michael N. Emmerman	9/7/2012	Personal relationship of Axiom
Philip Scaturro	9/7/2012	Personal relationship of Axiom
Daniel P. Quigley	9/10/2012	Prior investor in ABHD
Edward M. Giles IRA #1	9/10/2012	Personal relationship of Axiom
Rogers H. Morrison, Jr.	9/10/2012	Personal relationship of Axiom
Curtis F. Brockelman Jr.	9/10/2012	Personal relationship of Axiom
Michael P. Kerrane	9/11/2011	Referral from ABHD to Axiom
Jaime Lifton	9/11/2012	Referral from ABHD to Axiom
Kathryn Nanovic-Morlet	9/11/2012	Personal relationship of Axiom
Sheldon S. Gordon	9/11/2012	Personal relationship of Axiom
NFS C/F Sheldon S. Gordon IRA	9/12/2012	Personal relationship of Axiom
Tau Holdings Ltd.	9/11/2012	Personal relationship of Axiom
Katherine O'Leary	9/11/2012	Prior investor in ABHD
Richard O'Leary	9/11/2012	Prior investor in ABHD
MJ Fil Investments LLC	9/11/2012	Prior investor in ABHD
Option Opportunities Corp	9/11/2012	Prior investor in ABHD
Warberg Opportunistic Trading Fund LP	9/12/2012	Prior investor in ABHD
NSF c/f Thomas R. Settle IRA	9/12/2012	Personal relationship of Axiom
Anthony P. Balestrieri	9/12/2012	Personal relationship of Axiom
Harry Mittelman Revocable Living Trust	9/12/2012	Prior investor in ABHD

Summary Compensation Table, page 53

3.           Please update to include the executive compensation for 2012, your most recently completed fiscal year.

Response: We have updated the Summary Compensation Table to include the executive compensation for 2012.

Exhibit 23.1

4.           Please request your auditor to include a currently dated consent that references the correct amendment.

Response: The auditors have provided a revised consent, filed as Exhibit 23.2 with Amendment No.4, which references the correct amendment.

We appreciate the efforts of the Staff and look forward to resolving the above comments as soon as possible. Please do not hesitate to contact Mr. Christopher D. Johnson or Ms. Jaime D. Brennan, counsel to the Company, at (602) 528-4000, or myself at (480) 874-4000 should you have any questions regarding the responses set forth above.

Sincerely,

ABTECH HOLDINGS, INC.

By:	/s/ Lane J. Castleton
Name:	Lane J. Castleton
Title:	Chief Accounting Officer, Chief Financial
Officer, Vice President and Treasurer

cc:	Jaime D. Brennan, Squire Sanders (US) LLP (via e-mail)